SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

Photogen Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71932A-30-9

(CUSIP Number)

Robert J. Weinstein, M.D.

500 Lake Cook Road, Suite 130, Deerfield, Illinois 60615 (847/267-0043)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert J. Weinstein, M.D., individually

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 475,807(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 475,807(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,807(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ](A)

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

(A) Reporting Persons disclaim beneficial ownership of shares owned by persons other than themselves who are parties to a Voting, Drag-Along and Right of First Refusal Agreement described in Item 4, below.

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert J. Weinstein, M.D. and Lois Weinstein (joint tenants)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 112,500(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 112,500(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,500(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ](A)

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) IN

(A) Reporting Persons disclaim beneficial ownership of shares owned by persons other than themselves who are parties to a Voting, Drag-Along and Right of First Refusal Agreement described in Item 4, below.

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert & Lois Weinstein Family Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,500(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 19,500(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,500(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ](A)

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

(A) Reporting Persons disclaim beneficial ownership of shares owned by persons other than it who are parties to a Voting, Drag-Along and Right of First Refusal Agreement, described in Item 4, below.

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). W.F. Investments Enterprises, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 350,043(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 350,043(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,043(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ](A)

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) PN

(A) Reporting Persons disclaim beneficial ownership of shares owned by persons other than it who are parties to Voting, Drag-Along and Right of First Refusal Agreement described in Item 4, below.

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert and Lois Weinstein Joint Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 356,813(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 356,813(A)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,813(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ](A)

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) OO

(A) Reporting Persons disclaim beneficial ownership of shares owned by persons other than it who are parties to a Voting, Drag-Along and Right of First Refusal Agreement described in Item 4, below.

Item 1.	Security and Issuer

This Schedule 13D relates to common stock (“Common Stock”) of Photogen Technologies, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 140 Union Square Drive, New Hope, Pennsylvania 18938.

Item 2.	Identity and Background

Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the “Reporting Persons”):  (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

I.
a) Robert J. Weinstein, individually
b) 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c) 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d) No criminal convictions (1)
e) No adverse civil judgments for violations of securities laws (1)
f) United States

II.
a) Robert J. Weinstein and Lois Weinstein (joint tenants)
b) 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c) 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d) No criminal convictions (1)
e) No adverse civil judgments for violations of securities laws (1)
f) United States

III.
a) Robert and Lois Weinstein Family Foundation, Inc. (Robert Weinstein, President)
b) c/o Robert J. Weinstein, M.D., 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c) Not-for-profit corporation formed for investment purposes, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d) No criminal convictions (1)
e) No adverse civil judgments for violations of securities laws (1)
f) Illinois

IV.
a) W.F. Investments Enterprises, Limited Partnership (Robert J. Weinstein, General Partner)

b) c/o Robert J. Weinstein, M.D., 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c) Investment partnership, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d) No criminal convictions (1)
e) No adverse civil judgments for violations of securities laws (1)
f) Illinois

V.
a) Robert and Lois Weinstein Joint Revocable Trust (Robert and Lois Weinstein, Trustees)
b) c/o Dr. Robert Weinstein, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c) Revocable Trust, c/o Dr. Robert Weinstein, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d) No criminal convictions (1)
e) No adverse civil judgments for violations of securities laws (1)
f) United States

(1)  During the last five years, neither the filing person nor any person described in General Instruction C to Schedule 13D with respect to a filing person that is an entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Dr. and Mrs. Weinstein acquired 3,239,350 shares of Common Stock on December 9, 1994 from the Issuer in a private transaction (adjusted to reflect a subsequent two-for-one reverse stock split).  The purchase price was $.0231528 per share, which Dr. and Mrs. Weinstein paid with their personal funds.

On May 16, 1997, the Issuer sold 2,975,359 shares of Common Stock to Dr. and Mrs. Weinstein in a private transaction.  The purchase price was $.28568 per share, which Dr. and Mrs. Weinstein paid with their personal funds.  (These purchases were part of a stockholder restructuring in which Dr. and Mrs. Weinstein transferred 2,714,288 shares to the Issuer’s treasury for cancellation.)  Subsequently, Dr. and Mrs. Weinstein conveyed 1,400,170 shares of Common Stock of the Issuer to the W.F. Investments Enterprises Limited Partnership, a family partnership and 100,000 shares of Common Stock of the Issuer to the Robert and Lois Weinstein Family Foundation, Inc., a not-for-profit corporation, both of which are jointly controlled by Dr. and Mrs. Weinstein.  Dr. and Mrs. Weinstein retain beneficial of all the shares held by the family foundation and the limited partnership.  In June 1997, the Reporting Persons gifted a total of 45,000 shares of Issuer’s Common Stock to various third parties.

The Reporting Persons have transferred a portion of their shares to various entities controlled by them or disposed of certain shares to third parties by gift or sale.  In August 1999, Dr. and Mrs. Weinstein conveyed 1,505,251 shares of Issuer’s Common Stock to the Robert and Lois Weinstein Joint Revocable Trust, a revocable trust, which is jointly controlled by Dr. and Mrs. Weinstein.  In August 2000, the Reporting Persons gifted 6,000 shares of Issuer’s Common Stock to various third parties.  In December 2001, the Robert & Lois Weinstein Family Foundation, Inc. gifted 22,000 shares of Issuer’s Common Stock to a third party.

On November 12, 2002, Tannebaum, LLC received shares of Issuer’s Common Stock in a private placement. The purchase price for such shares was $1.08 per share (post-reverse split).
On March 15, 2003, Dr. Weinstein disposed by gift of an aggregate of 18,000 shares of the Issuer’s Common Stock to various third parties.
The purpose of Amendment No. 1 was to report the beneficial interest of Dr. Weinstein, as co-manager of STRO, LLC, the then manager of Tannebaum, LLC, in the Common Stock held by Tannebaum, LLC.
The purpose of Amendment No. 2 was to report the call options that were granted by Tannebaum, LLC to STRO, LLC and Tannebaum Ventures, LLC.
The purpose of Amendment No. 3 was to report the acquisition by Tannebaum, LLC of 2,314,815 shares of Common Stock of the Issuer at $1.08 per share (post-reverse split).

The purpose of Amendment No. 4 was to report that Dr. Weinstein was no longer the beneficial owner of shares held by Tannebaum, LLC.  Dr. Weinstein also reported the disposition by gift of an aggregate of 18,000 shares of Common Stock to various third parties since his prior report on Schedule 13D.

The purpose of this Amendment No. 5 is to report that on May 19, 2003 Dr. Weinstein received 475,807 shares of Common Stock from Tannebaum, LLC in exchange for STRO, LLC’s withdrawal as manager and member of Tannebaum, LLC.

Item 4.	Purpose of Transaction

The Reporting Persons previously filed Schedule 13Ds on February 25, 1998, May 12, 1998, July 27, 1998 and December 30, 1998 as members of a “group” pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-3.  The members of the group are now filing individually pursuant to Rule 13(d)-1(k)(1)(i).

The shares of Common Stock covered by this filing are being held by the Reporting Persons for investment purposes.  The Reporting Persons will continue to monitor and evaluate their beneficial ownership of the Common Stock in light of pertinent factors, including, without limitation, the following: (a) the Issuer’s business, operations, assets, financial condition and prospects, (b) market, general economic and other conditions, and (c) other investment opportunities available to the Reporting Persons.  In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, including the plans described below, the Reporting Persons may decide to (i) dispose of some or all of the shares of Common Stock that they beneficially own, or (ii) acquire additional shares of Common Stock or other securities of the Issuer.

On October 16, 2002, Tannebaum, LLC signed a Call Agreement granting call options to STRO, LLC and Tannebaum Ventures, LLC to purchase all of Tannebaum, LLC’s shares of the Issuer.

On November 12, 2002, the Issuer split off its photodynamic therapy and laser device business to five founding shareholders in exchange for all their Common Stock, which represented 52.9% of the Issuer's outstanding shares.  Simultaneously with the split off transaction, the Issuer sold $9,000,000 of Common Stock to a group of venture capital funds including Tannebaum, LLC.  The financing agreements included a Voting, Drag-Along and Right of First Refusal Agreement pursuant to which (among other things) the Reporting Persons agreed to maintain the Issuer’s Board of Directors at seven members and to vote to elect certain persons to the Board.

On March 15, 2003, Dr. Weinstein disposed by gift of an aggregate of 18,000 shares of the Issuer’s Common Stock to various third parties.

On March 31, 2003, STRO, LLC withdrew as manager of Tannebaum, LLC and was replaced by Tannebaum Ventures LLC.  Under the rules of the SEC, the Reporting Persons are no longer deemed to own the 2,344,957 shares held by Tannebaum, LLC, provided, however, that the Reporting Person may be deemed to own an aggregate of 11,881,451 shares covered by a Voting, Drag-Along and Right of First Refusal Agreement dated as of November 12, 2002 where the parties agreed to maintain Photogen’s Board at seven members and to vote to elect certain persons to the Board.  The Reporting Person disclaims beneficial ownership of such shares for all other purposes.

On May 19, 2003, Dr. Weinstein received 475,807 shares of Common Stock from Tannebaum, LLC in exchange for STRO, LLC’s withdrawal as manager and member of Tannebaum, LLC.
Except as described above, none of the Reporting Persons have any current plans or proposals that relate to or would result in:
a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the Issuer;
f. Any other material change in the Issuer’s business or corporate structure;
g. Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.             Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
j. Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Name of Item or Person	Common Stock Beneficially Owned(4)		% of Class (1)	Voting Power
Robert J. Weinstein, M.D., individually	475,807	(2)	2.8%	Sole (3)
Robert J. Weinstein, M.D. and Lois Weinstein (joint tenants)	588,307	(2)	0.7%	Sole (3)
Robert and Lois Weinstein Family Foundation, Inc.	19,500	(2)	0.1%	Sole (3)
W.F. Investments Enterprises, Limited Partnership	350,043	(2)	2.0%	Sole (3)
Robert and Lois Weinstein Joint Revocable Trust	356,813	(2)	2.1%	Sole (3)

(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 17,114,868 shares of Common Stock of the Issuer outstanding as of May 19, 2003.
(2) Excludes shares of Common Stock owned by other persons that are subject to the Voting, Drag-Along and Right of First Refusal Agreement described in Item 4, above.
(3) Common Stock owned by the Reporting Persons is subject to the Voting, Drag-Along and Right of First Refusal Agreement described in Item 4, above.
(4) All share totals in this table are after a one for four reverse split of Issuer’s Common Stock which was consummated simultaneously with the financing transaction described in Item 4, above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The split off transaction, the financing transaction and related Voting, Drag-Along and Right of First Refusal Agreement, and the call agreement with the Reporting Persons are described in Item 4, above.  There are no other contracts, arrangements or understandings among any Item 2 person made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits
The following exhibits are filed with this Schedule 13D:

1.             Voting, Drag-Along and Right of First Refusal Agreement by and among Robert J. Weinstein, M.D. (individually and as Director of the Robert and Lois Weinstein Family Foundation, Inc. and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust), Stuart Levine (individually and as Trustee of the Theodore Tannebaum Trust), Tannebaum, LLC, Mi3 L.P., Oxford Bioscience and New England Partners Capital, L.P. (incorporated by reference to Schedule G to the Issuer’s DEFM 14A filing dated September 12, 2002).

2.             Call Agreement entered into as of October 16, 2002 by and among Tannebaum, LLC, STRO, LLC and Tannebaum Ventures LLC (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D/A filing dated January 7, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2003
Date
/s/ Robert J. Weinstein
Signature

Robert J. Weinstein, M.D., on his own behalf, as General Partner of the W.F. Investment Enterprises Limited Partnership, as Director of the Robert and Lois Weinstein Family Foundation, Inc., and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust

Name/Title
/s/ Lois Weinstein
Signature
Lois Weinstein on her own behalf and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust
Name/Title